Auctus Securities, LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AUCTUS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2250 W Grand Avenue
(No. and Street)

Chicago	IL	60612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender 646.290.7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Muhammad Azfar _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
AUCTUS SECURITIES, LLC _____, as
of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

None



_____
Signature

CEO
_____
Title



_____
Notary Public

PARTH M PANCHAL
Official Seal
Notary Public - State of Illinois
My Commission Expires Sep 30, 2023

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Auctus Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Auctus Securities, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
February 19, 2020

818-451-4661
9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

AUCTUS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash		21,034
Prepaid expenses		3,257
TOTAL ASSETS	$	**24,291**

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable		7,008
TOTAL LIABILITIES	$	**7,008**
Member's Equity		17,283
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**24,291**

The accompanying notes are an integral part of these financial statements.

AUCTUS SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenue

Retainer Fee	$	39,000
Reimburseable Expenses		511
Total Revenue		39,511

Expenses

Salaries and Benefits		23,250
Professional Fees		46,655
Office Space (Rent)		9,900
Regulatory Fees		8,582
Other operating expenses		7,256
Total Expenses		95,643

Net Loss	$	**(56,132)**

The accompanying notes are an integral part of these financial statements.

AUCTUS SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Member's Equity
Balance at January 1, 2019	$ 10,109
Net Loss	(56,132)
Member Contributions	63,306
Balance at December 31, 2019	$ 17,283

The accompanying notes are an integral part of these financial statements.

AUCTUS SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:		
Net Loss	$	(56,132)
Adjustments to reconcile net loss to net cash flows used in operating activites:		
Reclassification of intercompany payable to capital contribution		29,306
Increase in prepaid expenses and other assets		(1,431)
Increase in acccounts payable		558
Net cash used in operating activities		(27,699)
Cash flows from investing activities:		-
Cash flows from financing activities:		
Member contributions		34,000
Net cash provided by financing activities		34,000
Net increase in cash		6,301
Cash , beginning of year		14,733
Cash, end of year	$	21,034
Noncash financing activities:		
Member contributions in the form of forgiveness of intercompany payable	$	29,306

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for:

Interest	$	-
Income Taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS:

Business

Auctus Securities, LLC (the "Company"), a registered broker-dealer pursuant to section 15 of the Securities Exchange Act of 1934 and is authorized to engage in transactions in private placements of debt and equity securities and as advisor for mergers and acquisitions.

To date and in the foreseeable future, the Company will be dependent on its Parent for capital infusions and administrative support. Although not obligated to do so, the Parent intends to provide capital infusions sufficient to satisfy the net capital requirements, as described in Note 4, for the year ending December 31, 2019.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Revenue Recognition

The Company adopted Accounting Standards Codification 606, Revenue From Contracts with Customers (ASC 606) on January 1, 2018. Commission revenue, where revenue is contingent upon transaction completion, is recognized when the related transaction occurs and revenue is reasonably determinable. The Company's consulting contracts are generally long-term in nature. For services not contingent upon transaction completion, revenue is recognized on the period to which it relates.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue is recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

The Company shares its office space with its Parent under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to FASB ASC 842, Leases. The Company records shared expenses monthly as billed.

Income Taxes

No federal or state income taxes have been provided for in the accompanying financial statements, as the operations reflected therein will be included in the Parent's income tax returns, and the Parent is responsible for paying any tax due. While not required to do so, the Company intends to make periodic distributions to its Parent for federal and income taxes that pass through to the Parent.

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 740, *Income Taxes*, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position take or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

The Company files income tax returns in the U.S. federal jurisdiction, and various other state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, or state and local income tax examinations by tax authorities for years before 2015. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on the Company's assessment of many factors, including past experience and complex judgments about future events, the Company does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and client receivables. The Company principally uses a bank to maintain its operating cash account. At certain times, the Company's balance in its bank account may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company performs credit evaluations of its customers and does not require collateral. The Company provides an allowance for doubtful accounts based upon management's review of outstanding balances and its bad debt expense has historically been within management's expectation.

4. RELATED PARTY TRANSACTIONS

In January 2018, the Company entered into a service agreement with is Parent for its share of office space as well as other operational activities provided. For the year ended December 31, 2019, salaries and benefits amounted to $23,250, office space to $9,900 and other office expenses $4,140 respectively. During 2019 repayment of a portion of allocated service agreement expenses had been forgiven by the Parent totaling $29,306 and are reflected as capital contributions.

5. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $14,026, which was $9,026 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.50 to 1.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

6. SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no such events or transactions which took place that would have a material impact on its financial statements.

7. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at its lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are; 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease: and 3) expanded disclosures of lease agreements, costs and other matters.

The Company shares space with its Parent under an expense sharing agreement that is not subject to ASC 842 due to the short-term lease exemption. The adoption of ASC 842 had no effect on the Company's financial statements for the year ended December 31, 2019.

AUCTUS SECURITIES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS
AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED ECEMBER 31, 2019

Total member's equity	$	17,283
Non-allowable assets, deductions and charges:		
Prepaid expenses		3,257
Net capital	$	14,026

Computation of basic net capital requirements

Minimum dollar net capital requirement	5,000

Excess net capital	$	9,026

Computation of aggregate indebtedness

Total aggregate indebtedness in the statement of financial condition	$	7,008
Percentage of aggregate indebtedness to net capital		50%

There was no material difference between net cpaital computation shown here and the
net capital computation shown on the Company's unaudited Form x-17A-5 Part IIA
report dated December 31, 2019.

See report of independent registered public accounting firm

AUCTUS SECURITIES, LLC
SCHEDULE II - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2019

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirments of this Rule.

See report of independent registered public accounting firm

Auctus Securities, LLC
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2019



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Auctus Securities, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Auctus Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Auctus Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Auctus Securities, LLC stated that Auctus Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2019 without exception. Auctus Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Auctus Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates Inc.

Alvarez & Associates, Inc.

Northridge, California
February 19, 2020

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

AUCTUS SECURITIES, LLC

AUCTUS SECURITIES, LLC

2250 W GRAND AVENUE

CHICAGO, IL 60612

Exemption Report

Auctus Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(i).
2. The Company met the identified exemption provisions in 17 C.F.R. 24015c3-3(k)(2)(i) throughout the period January 1, 2019 to December 31, 2019 without exception.

Auctus Securities, LLC

I, Azfar Muhammad, swear (or affirm) that , to my best knowledge and belief, this Exemption Report is true and correct.

By:_____

Chief Executive Officer